UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of May 17, 2010

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750 and 333-117646) and Form F-3 (File No. 333-118354), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press release dated May 12, 2010: RIT TECHNOLOGIES BRANCHES OUT: TO LAUNCH NEW PRODUCT LINES BASED ON OPTICAL LASER TECHNOLOGIES (The press release is attached as Exhibit 99.1 hereto and incorporated by reference herein).

Press release dated May 17, 2010: RIT TECHNOLOGIES ANNOUNCES SPECIAL SHAREHOLDERS MEETING TO BE HELD ON JUNE 14, 2010 (The press release is attached as Exhibit 99.2 hereto and incorporated by reference herein).

NOTICE AND PROXY STATEMENT FOR 2010 SPECIAL SHAREHOLDERS MEETING (Attached hereto as Exhibit 99.3 and incorporated by reference herein).

Press release dated May 17, 2010: RIT TECHNOLOGIES REPORTS Q1/2010 (The press release is attached as Exhibit 99.4 hereto and incorporated by reference herein).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: May 17, 2010	By:	/s/ Eran Ayzik
Eran Ayzik
CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release dated May 12, 2010: RIT TECHNOLOGIES BRANCHES OUT: TO LAUNCH NEW PRODUCT LINES BASED ON OPTICAL LASER TECHNOLOGIES

99.2	Press release dated May 17, 2010: RIT TECHNOLOGIES ANNOUNCES SPECIAL SHAREHOLDERS MEETING TO BE HELD ON JUNE 14, 2010

99.3	NOTICE AND PROXY STATEMENT FOR 2010 SPECIAL SHAREHOLDERS MEETING

99.4	RIT TECHNOLOGIES REPORTS Q1/2010